U.S. SECURITIE: MISSION
WAS

09056466

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III

Information Required of Broker and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-51291

REPORT FOR THE PERIOD BEGINNING - 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a Wholly Owned Subsidiary of
Hantz Group, Inc.)

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Nicole M. Nahodil

Notary Public

NICOLE M. NAHODIL
Notary Public, State of Michigan
County of Macomb
My Commission Expires Jul. 09, 2014
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

* * * * *

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 20, 2009

Stockholders and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of ***Hantz Financial Services, Inc.*** (a wholly owned subsidiary of Hantz Group, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hantz Financial Services, Inc.*** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

Troy, Michigan

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Assets	
Cash and cash equivalents	$ 11,320,861
Cash reserved for clearing organizations	82,716
Trading securities	6,683,350
Accounts receivable for marketing support	756,663
Commissions receivable	704,600
Notes receivable	138,264
Deposits	95,046
Deferred income tax asset	150,000
Total assets	**$ 19,931,500**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ 41,748
Accrued compensation	1,279,346
Accounts payable and accrued expenses	115,358
Due to Parent	2,058,450
Total liabilities	**3,494,902**
Commitments and Contingencies (Notes 2 and 6)	
Stockholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	15,903,477
Total stockholder's equity	**16,436,598**
Total liabilities and stockholder's equity	**$ 19,931,500**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenues	
Commissions	$ 32,907,428
Marketing support	3,393,655
Investment and advisory fees	1,054,893
Other	325,222
Total revenues	**37,681,198**
Expenses	
Compensation, commissions and benefits	19,585,118
Management fees	4,768,920
Communications and data processing	1,438,072
Occupancy	1,866,635
Other	1,613,137
Total expenses	**29,271,882**
Operating income	**8,409,316**
Interest income	351,247
Income before allocation in lieu of income taxes	**8,760,563**
Allocation in lieu of income taxes	3,380,000
Net income	**$ 5,380,563**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2008	**1,000**	**$ 533,121**	**$ 12,222,914**	**$ 12,756,035**
Dividends paid to Parent	-	-	(1,700,000)	(1,700,000)
Net income	-	-	5,380,563	5,380,563
Balances, December 31, 2008	**1,000**	**$ 533,121**	**$ 15,903,477**	**$ 16,436,598**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	5,380,563
Adjustment to reconcile net income to net cash used in operating activities		
Deferred income taxes		100,000
Net changes in operating assets and liabilities which provided (used) cash		
Cash reserved for clearing organizations		581,469
Trading securities		(6,683,350)
Accounts receivable for marketing support		272,748
Commissions receivable		1,149,230
Amounts due to clearing organizations		(606,356)
Accrued compensation		(889,018)
Accounts payable and accrued expenses		(15,545)
Due to Parent		665,000
Net cash used in operating activities		**(45,259)**
Cash flows from investing activities		
Issuance of notes receivable		(90,000)
Collections of notes receivable		50,948
Collections of notes receivable from affiliates		1,582,566
Net cash provided by investing activities		**1,543,514**
Cash flows used in financing activities		
Dividends paid to Parent		(1,700,000)
Net decrease in cash and cash equivalents		**(201,745)**
Cash and cash equivalents, beginning of year		11,522,606
Cash and cash equivalents, end of year	**$**	**11,320,861**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the states of Michigan and Ohio.

The Company is a Michigan Corporation that is a wholly owned subsidiary of Hantz Group, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*,(SFAS 157), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements.

SFAS 157 applies whenever other financial reporting standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

Fair value is described as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as liquidation or a distressed sale) between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop these assumptions. The fair value hierarchy gives the highest priority to quoted prices in active

markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

The Levels within this hierarchy are:

Level 1: Valuation is based on based upon quoted prices for identical instruments traded in active markets

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the estimates of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and cash on hand. The Company holds deposits in major financial institutions in excess of federally insured limits. Management believes interest rate or other financial risks associated with these deposits are not significant.

Cash Reserved for Clearing Organizations

Cash of $82,716 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securites and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Trading Securities

The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded as trading securities at fair value with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Trading assets consisted entirely of investments in investment fund of corporate bonds as of December 31, 2008. The fair market value of the investment fund is equal to the cost of the bonds.

The Company determines the fair value of its trading securities using the quoted prices for identical instruments traded in active markets (Level 1 as defined in SFAS 157).

Securities Transactions

Commission revenue and related expenses on security transactions are recognized on a trade date basis.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2008, 79% of commission revenue and 89% of marketing support revenue were from four investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to the deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

2. RELATED PARTY TRANSACTIONS

The Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent results from an allocation of budgeted costs based on the percentage of budgeted revenue of the Company in relation to the budgeted revenues generated by other subsidiaries. The cost allocated for these services was $4,768,920 during 2008. In addition, software utilized for processing securities

transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total rental expense incurred in connection with the lease was $1,289,948 during 2008. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from unrelated third parties. Net rental expense on operating leases was $1,863,160 in 2008.

While the Parent believes the allocation method of all of these costs is practical and reasonable under the circumstances, it is not necessarily contemplated that costs ultimately charged to the Company are representative of the costs the Company would incur in conducting its business if it operated on a stand-alone basis.

The following is a schedule of annual future minimum lease payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008:

Year Ending December 31	Non-Cancelable Operating Leases
2009	$ 1,664,663
2010	1,217,065
2011	961,721
2012	559,643
2013	32,331
Total minimum payments due	**$ 4,435,423**

During the year the Company made short-term advances to an affiliated entity through common ownership for temporary funding of mortgage notes. These advances are unsecured, due on demand and earn interest based on the one month LIBOR rate (effective rate of 1.0826% at December 31, 2008). Interest earned on these notes was approximately $27,000 in 2008. This note was paid in full during the year ended December 31, 2008. In addition, The Company earned commissions from the same affiliated entity for the placement of mortgages. In 2008 the Company earned approximately $109,000 in commission revenue for these services.

Amounts due to Parent represent amounts owed to the Parent primarily for the Company's portion of income tax due. No interest is charged on these advances and the amounts are due on demand. The Company expects to pay these amounts within the next twelve months.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $50,000 or 6.7% of aggregate indebtedness ($230,210) at December 31, 2008, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,472,383, which was $8,242,173 in excess of the required amount of net capital. The Company's net capital ratio was 0.4 to 1.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any form of a matching contribution in 2008.

5. INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2008.

Current tax	
Federal	$2,690,000
State	590,000
Total current tax	3,280,000
Deferred income tax-Federal	100,000
Allocation in lieu of income taxes	**$3,380,000**

6. LITIGATION

During 2008, a law suit was filed against the Company. The law suit alleges that a former Company employee defrauded the claimant in the amount of $650,000. The claim is currently in the discovery phase at this time. The Company plans to vigorously defend itself and in the opinion of management, all such matters are adequately covered by insurance.

* * * * *

Supplementary Schedule

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net capital		
Total stockholder's equity	$	16,436,598
Deductions		
Non-allowable assets		
Trading securities		6,683,350
Commissions and marketing support receivable		991,478
Notes receivable		138,264
Deferred income tax asset		150,000
Total deductions		7,963,092
Net capital, before haircuts on security positions		**8,473,506**
Haircuts on unsecured money markets		1,123
Net capital	**$**	**8,472,383**
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	115,358
Accrued compensation		1,279,346
Due to Parent		2,058,450
Total aggregate indebtedness	**$**	**3,453,154**
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	230,210
Excess net capital	$	8,242,173
Excess net capital at 1000%	$	8,127,068
Ratio of aggregate indebtedness to net capital		40.8%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS	$	8,532,277
Audit adjustments to record		
Increase in accrued expenses		(50,000)
Additional non-allowable assets		(27,635)
Net decrease in federal and state income taxes		17,741
Net capital, per above	**$**	**8,472,383**

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 20, 2009

Stockholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***Hantz Financial Services, Inc.*** (the "Company") (a wholly owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designating our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not indentify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Troy, Michigan

HANTZ FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Hantz Group, Inc.)
Southfield, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2008

Rehmann
Business wisdom delivered.

HANTZ FINANCIAL SERVICES, INC.

(a wholly owned subsidiary of Hantz Group, Inc.)
Southfield, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2008